QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Period
Beginning January 1, 2004 and Ending December 31, 2004

to the

U.S. SECURITIES AND EXCHANGE COMMISSION

of

LG&E ENERGY SERVICES INC. (Exact Name of Reporting Company)
a Subsidiary Service Company ("Mutual" or "Subsidiary")

Date of Incorporation: June 2, 2000

If not Incorporated, Date of Organization: N/A

State of Sovereign Power under which Incorporated or Organized: Kentucky

Location of Principal Executive Offices of Reporting Company: Louisville, Kentucky

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Mr. S. Bradford Rives
Chief Financial Officer
LG&E Energy LLC
220 West Main Street
Louisville, KY 40202

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

E.ON AG

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
Schedule I—Comparative Balance Sheet

Give balance sheet of the Company as of December 31 of the current and prior year.

		2004	2003
	Service Company Property
101	Service Company Property (Schedule II)	3,210,875	2,473,541
107	Construction Work in Progress (Schedule II)	1,096,931	944,604

	Total Property	4,307,806	3,418,145

108	Less Accumulated Provision for Deprec & Amort (Schedule III)	-2,042,058	-1,101,757

	Net Service Company Property	2,265,748	2,316,388

	Investments
123	Investments in Associate Co's (Schedule IV)	0	0
124	Other Investments (Schedule IV)	0	0

	Total Investments	0	0

	Current and Accrued Assets
131	Cash	0	-4,701,159
134	Special Deposits	0	0
135	Working Funds	0	0
136	Temporary Cash Investments (Schedule IV)	0	0
141	Notes Receivable	0	0
143	Accounts Receivable	343,230	345,162
144	Accumulated Provision for Uncollectible Accounts	0	0
146	Accounts Receivable from Associate Co's (Schedule V)	65,723,948	72,583,796
152	Fuel Stock Expenses Undistributed (Schedule VI)	0	0
154	Materials and Supplies	0	0
163	Stores Expense Undistributed (Schedule VII)	0	0
165	Prepayments	113,961	77,819
174	Misc. Current & Accrued Assets (Schedule VIII)	0	0

	Total Current and Accrued Assets	66,181,139	68,305,618
	Deferred Debits
181	Unamortized Debt Expense	0	0
184	Clearing Accounts	-33,699	23,958
186	Misc. Deferred Debits (Schedule IX)	9,837,253	9,487,256
188	Research, Develop. or Demonstrtn Expenditures (Schedule X)	0	0
190	Accumulated Deferred Income Taxes	0	0

	Total Deferred Debits	9,803,554	9,511,214
	TOTAL ASSETS AND OTHER DEBITS	78,250,441	80,133,220

	Proprietary Capital
201	Common Stock Issued (Schedule XI)	100	100
211	Misc. Paid-In-Capital (Schedule XI)	900	900
215	Appropriated Retained Earnings	0	0
216	Unappropriated Retained Earnings (Schedule XI)	0	0
219	OCI—Minimum Pension Liability	-10,488,057	-6,915,762

		-10,487,057	-6,914,762

	Long-Term Debt
223	Advances from Associate Co's (Schedule XII)	0	0
224	Other Long-Term Debt (Schedule XII)	0	0
225	Unamortized Premium on Long-Term Debt	0	0
226	Unamortized Discount on Long-Term Debt	0	0

	Total Long-Term Debt	0	0

	Current and Accrued Liabilities
228.3	Accumulated Provision for Pensions and Benefits	9,170,034	7,138,574
231	Notes Payable	0	0
232	Accounts Payable	87,455,054	77,438,464
233	Notes Payable to Associate Co's (Schedule XIII)	0	0
234	Accounts Payable to Associate Co's (Schedule XIII)	1,928,359	3,885,809
236	Taxes Accrued	6,025,875	9,936,575
237	Interest Accrued	0	0
238	Dividends Declared	0	0
241	Tax Collections Payable	250,934	940,377
242	Misc. Current & Accrued Liabilities (Schedule XIII)	5,606,452	5,493,821

	Total Current and Accrued Liabilities	110,436,708	104,833,620

	Deferred Credits
253	Other Deferred Credits	7,563,786	1,622,990
255	Accumulated Deferred Investment Tax Credits	0	0

	Total Deferred Credits	7,563,786	1,622,990

282	Accumulated Deferred Income Taxes	0	0
283	Deferred Income Tax—Other	-29,262,996	-19,408,628

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	78,250,441	80,133,220

NOTE: Accounts Payable also includes accumulated provision for pensions, other deferred credits and other current liabilities

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule II—Service Company Property

Account	Description	Balance at Beginning of Year	Additions	Retirements	Balance at Close of Year
301	Organization	0	0	0	0
303	Misc. Intangible Plant	0	0	0	0
389	Land & Land Rights	0	0	0	0
390	Structures & Improvements	0	0	0	0
391	Office Furniture & Equipment	2,473,541	737,334	0	3,210,875
392	Transportation	0	0	0	0
397	Communication Equipment	0	0	0	0
399	Other Tangible Property	0	0	0	0

	Subtotal	2,473,541	737,334	0	3,210,875
107	Construction Work In Progress	944,604	20,130,269	19,977,942	1,096,931

	TOTAL	3,418,145	20,867,603	19,977,942	4,307,806

    (1)
    Provide an explanation of those changes considered material:

    None

    (2)
    Subaccounts are required for each class of equipment owned. The Service Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

	Subaccount Description	Additions	Balance at Close of Year
339110	Office Furniture	1,385	377,682
339120	Office Equipment	0	4,590
339131	Personal Computer Equipment	735,949	2,828,603

	Total	737,334	3,210,875
    (3)
    Describe other Service Company Property:

    None

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule III—Accumulated Provision for Depreciation and Amortization of Service Company Property

Account	Description	Balance at Beginning of Year	Debits	Credits	Balance at Close of Year
301	Organization	0	0	0	0
303	Misc. Intangible Plant	0	0	0	0
389	Land & Land Rights	0	0	0	0
390	Structures & Improvements	0	0	0	0
391	Office Furniture & Equipment	1,101,757	939,307	1,879,608	2,042,058
392	Transportation	0	0	0	0
397	Communication Equipment	0	0	0	0
399	Other Tangible Property	0	0	0	0

	TOTAL	1,101,757	939,307	1,879,608	2,042,058
    (1)
    Provide an explanation of those changes considered material:

    None

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule IV—Investments

Instructions:
Complete the following schedule concerning investments. Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc. Under Account 136, "Temporary Cash Investment," list each investment separately.

	Balance at
Description	Beginning of Year	Close of Year
Account 123—Investment in Associate Companies	0	0
Account 124—Investment (Options on land purchase)	0	0
Account 136—Temporary Cash Investment	0	0

	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule V—Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Account 146—Accounts Receivable from Associate Companies

Description	Balance at Beginning of Year	Balance at End of Year
LG&E Enertech Inc.	0	0
LG&E Home Services Inc.	6,812	5,246
LG&E Capital Corp.	26,799,945	24,703,699
Louisville Gas and Electric Company	20,624,453	20,396,400
Kentucky Utilities Company	18,787,045	17,856,117
Western Kentucky Energy Corp.	1,558,895	1,965,576
LG&E Energy LLC	2,841,667	595,195
LG&E Energy Marketing Inc. (Discontinued)	1,155,444	0
E.ON UK	309,275	979
LG&E Energy Foundation Inc.	39,920	4,369
E.ON AG	271,951	43,890
E.ON NA	1,332	0
Sydkraft AB	182,718	151,975
FSF Minerals	168	243
FCD LLC	187	259
LPD—Tiger Creek Management	3,984	0

TOTAL	72,583,796	65,723,948

Analysis of Convenience or Accommodation Payments:

Amount
Louisville Gas and Electric Company	15,845,686
LG&E Capital Corp.	456,646
Kentucky Utilities Company	16,710,923
Western Kentucky Energy Corp.	6,883,258
CRC-Evans International Inc.	0
LG&E Power Inc.	1,612,132

41,508,645

Convenience payments result primarily from the following items:

Risk Management Insurance	11,952,307
Workers Comp Insurance	1,586,678
Pension Benefit Guaranty	1,264,573
Long Term Disability Insurance	570,438
Life Insurance	1,814,107
Dental Insurance	1,567,573
Medical Insurance	19,990,610
401k Employer Match	2,762,359

41,508,645

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule VI—Fuel Stock Expenses Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associated company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total
Account 152—Fuel Stock Expenses—Undistributed	0	0	0

TOTAL	0	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule VII—Stores Expense Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total
Account 163—Stores Expense—Undistributed	0	0	0

TOTAL	0	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule VIII—Miscellaneous Current and Accrued Assets

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at
Description	Beginning of Year	Close of Year
Account 174—Miscellaneous Current and Accrued Assets	0	0

	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule IX—Miscellaneous Deferred Debits

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

		Balance at
Description		Beginning of Year	Close of Year
Account 186—	Miscellaneous Deferred Debits
	Intangible Pension Asset	9,487,256	9,837,253

		9,487,256	9,837,253

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule X—Research, Development or Demonstration Expenditures

Instruction:
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

Description	Direct Costs Charged
Account 188—Research, Development, or Demonstration Expenditures	0

TOTAL	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XI—Proprietary Capital

				Outstanding Close of Period
Account No.	Class of Stock	Number of Shares Authorized	Par or Stated Value per Share	No. of Shares	Total Amount
201	Common Stock	1,000	$0	100	$100.00

Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

Description	Amount
Account 201—Common Stock	100
Account 211—Contributed Capital—Misc.	900
Account 214—Other Comprehensive Income—Minimum Pension Liability	0
Account 215—Appropriated Retained Earnings	0
Account 219—OCI Minimum Pension Liability	-10,488,057

TOTAL	-10,487,057

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

Account 216—Unappropriated Retained Earnings	NONE

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XII—Long Term Debt

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224—Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Name of Creditor	Terms of Obligation Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Authorized	Balance at Beginning of Year	Additions	Deductions	Balance at Close of Year
Account 223—Advances from Associate Companies				NONE	0	0	0	0
Account 224—Other Long-Term Debt					0	0	0	0

TOTAL					0	0	0	0

Give an explanation of Deductions:
NONE

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XIII—Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at
Description
	Beginning of Year	Close of Year
Account 233—Notes Payable to Associate Companies	NONE	NONE
Account 234—Accounts Payable to Associate Companies
LG&E Capital Corp.	1,370,134	580,368
LG&E Enertech Inc.	0	0
Louisville Gas and Electric Company	179,489	180,959
Kentucky Utilities Company	1,138,131	89,006
Western Kentucky Energy Corp.	5,547	21,516
LG&E Home Services Inc.	63	0
LG&E Energy LLC	439,997	985,196
LPD—Tiger Creek	0	0
E.ON AG	40,656	46,713
E.ON UK	711,792	24,601

TOTAL	3,885,809	1,928,359

Account 242 — Miscellaneous Current and Accrued Liabilities
Misc. Liability—Vested Vacation	5,493,821	5,606,452

TOTAL	5,493,821	5,606,452

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XIV—Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Note 1—Organization of the Company

LG&E Energy Services Inc., a Kentucky corporation (the Company or SERVCO), is a wholly-owned subsidiary of LG&E Energy LLC (LEL), a registered public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA). On December 30, 2003, LEL became the successor by assignment and subsequent merger, to all the assets and liabilities of the former LG&E Energy Corp. (LEC). Following the transaction, LEL, became a registered holding company under PUHCA. The Company was authorized to conduct business as a service company for LEC and its various subsidiaries by order of the Securities and Exchange Commission (SEC) dated December 6, 2000, and commenced operations January 1, 2001.

On July 1, 2002, E.ON AG (E.ON) completed its acquisition of Powergen plc, now Powergen Limited, which includes LEL, for approximately £5.1 billion ($7.3 billion). Following the acquisition, E.ON became a registered holding company under PUHCA. As contemplated in their regulatory filings in connection with the E.ON acquisition, E.ON, Powergen and LG&E Energy completed an administrative reorganization to move the LG&E Energy group from an indirect Powergen subsidiary to an indirect E.ON subsidiary. This reorganization was effective in March 2003. In early 2004, LEL began direct reporting arrangements to E.ON.

The Company provides certain services to affiliated entities, including Louisville Gas and Electric Company (LG&E) and Kentucky Utilities Company (KU), at cost as required under PUHCA. On January 1, 2001, approximately 1,000 employees, mainly from LEC, LG&E and KU, were moved to the Company. The Company is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services. These services are priced so that the Company operates on a break-even basis.

The Company follows the Uniform System of Accounts prescribed by the SEC, and maintains its accounts in accordance with PUHCA. The accounting policies of the Company conform to U.S. generally accepted accounting principles (GAAP).

Note 2—Summary of Significant Accounting Policies

A. Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent items at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Property

Property, plant and equipment includes property that is in use and under construction, and is reported at cost. Depreciation is computed on a straight-line basis. Office furniture is depreciated over 30 years and personal computers are depreciated over 3 years.

C. Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse. Through December 31, 2004, the Company was part of the E.ON US Investments Corp. consolidated Federal income tax return, which includes LEL and all other eligible U.S. subsidiaries.

D. Pension and Other Post-retirement Benefits

The Company has both funded and unfunded noncontributory defined benefit pension plans that together cover substantially all of its employees. The plans provide defined benefits based on years of service and final average salary.

The Company also offers other post-retirement benefit plans to eligible employees. The post-retirement health care plan is contributory with participants' contributions adjusted annually. The plan includes a limit on the Company's share of costs for recent and future retirees with a fixed employer contribution. Postretirement life insurance is also offered and is noncontributory.

The Company uses December 31 as the measurement date for its plans.

Note 3—Common Stock

The Company is authorized to issue 1,000 shares of common stock, no par value per share. At December 31, 2004, there were 1,000 shares authorized and 100 shares issued and outstanding. LEL holds all of the Company's common stock.

Note 4—Related Party Transactions

A. Service Agreements

The Company engages in transactions in the normal course of business with other LEL subsidiaries. These transactions are primarily composed of services received and/or rendered. The Company has entered into Service Agreements and Service Level Agreements with affiliates that receive these services.

B. Money Pool

The Company operates the Utility Money Pool and the Non-Utility Money Pool, including recordkeeping and coordination of loans, to more effectively utilize cash resources and to reduce outside short-term borrowings. Both Money Pools are administered on an "at-cost" basis.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XV Statement of Income

Account	Description	2004	2003
INCOME
457	Services Rendered to Associate Companies	239,162,991	308,493,204
458	Services Rendered to Non-Associate Companies	0	0
421	Miscellaneous Income and Loss	0	0

	TOTAL INCOME	239,162,991	308,493,204
EXPENSES
920	Salaries and Wages	87,173,781	88,176,947
921	Office Supplies and Expenses	49,358,776	70,450,959
922	Administrative Expenses Transferred—Credit	0	0
923	Outside Services Employed	61,239,874	124,415,229
924	Property Insurance	24,388	13,246
925	Injuries and Damages	-26,632	70,696
926	Employee Pensions and Benefits	16,602,891	6,852,424
928	Regulatory Commission Expenses	273,161	68
930.1	General Advertising Expenses	1,503,468	254,180
930.2	Miscellaneous General Expenses	2,307,736	202,725
931	Rents	0	1,382
932	Maintenance of Structures and Equipment	0	0
935	Maintenance—Communication Equipment	48,860	11,323
403	Depreciation and Amortization Expense	948,141	710,679
408	Taxes other than Income Taxes	5,508,213	4,513,283
409	Income Taxes	7,948,775	5,786,872
410	Provision for Deferred Income Taxes	-7,948,775	-5,786,872
411	Provision for Deferred Income Taxes—Credit	0	0
411.5	Investment Tax Credit	0	0
426.1	Donations	368,650	251,252
426.2	Life Insurance	0	0
426.3	Penalties	10,653	25,075
426.4	Civic, Political & Related Act.	900,065	973,996
426.5	Other Deductions	12,920,966	11,569,376
427	Interest on Long Term Debt	0	0
430	Interest on Debt to Associate Companies	0	0
431	Other Interest Expense	0	0
566	Misc. Trans. Exp.	0	364
588	Misc. Distrib. Exp.	0	0

	TOTAL EXPENSE	239,162,991	308,493,204

	NET INCOME (LOSS)	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004
Analysis of Billing

Associate Companies—Account 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
Louisville Gas and Electric Company	88,694,644	9,628,408	0	98,323,052
Kentucky Utilities Company	78,471,583	8,431,596	0	86,903,179
Western Kentucky Energy Corp.	6,259,652	668,353	0	6,928,005
LG&E Energy LLC	0	0	0	0
LG&E Capital Corp.	23,403,946	3,344,164	0	26,748,110
LG&E Enertech Inc.	6,747	0	0	6,747
LG&E Credit Corp.	0	0	0	0
KU Solutions	275,665	0	0	275,665
LPI Power Gen	5,499,436	201,430	0	5,700,866
LG&E Energy Marketing Inc. (Continuing)	3,590,349	452,811	0	4,043,160
LG&E International	6,000	0	0	6,000
LG&E Argentina	2,633,119	0	0	2,633,119
LG&E Power Development Inc. (Fairfax)	322,646	74,525	0	397,171
LG&E Energy Marketing Gas Facilities	-283	0	0	-283
LG&E Energy Marketing Inc. (Discontinued)	3,466,207	938,737	0	4,404,944
CRC Evans	0	0	0	0
E.ON UK	2,104,116	90,066	0	2,194,182
LG&E Energy Foundation Inc.	60,704	0	0	60,704
LPD—Tiger Creek Management	-274,509	90,066	0	-184,443
Sydkraft AB	18,771	0	0	18,771
E.ON AG	704,042	0	0	704,042

TOTAL	215,242,835	23,920,156	0	239,162,991

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004
Analysis of Billing

Non-associate Companies—Account 458

Instruction:
Provide a brief description of the services rendered to each non-associate company:

NAME OF NON-ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
NONE	0	0	0	0

TOTAL	0	0	0	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XVI—Analysis of Charges for Service—Associate and Non-associate Companies

		ASSOCIATE COMPANY CHARGES			NON-ASSOCIATE COMPANY CHARGES			TOTAL CHARGES
ACCOUNT	DESCRIPTION OF ITEMS	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
920	Salaries & Wages	73,170,287	14,003,494	87,173,781	0	0	0	73,170,287	14,003,494	87,173,781
921	Office Suppies & Expenses	46,600,827	2,757,949	49,358,776	0	0	0	46,600,827	2,757,949	49,358,776
922	Administrative Expense	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	58,826,412	2,413,462	61,239,874	0	0	0	58,826,412	2,413,462	61,239,874
924	Property Insurance	24,388	0	24,388	0	0	0	24,388	0	24,388
925	Injuries and Damages	515	-27,147	-26,632	0	0	0	515	-27,147	-26,632
926	Employee Pensions and Benefits	13,644,850	2,958,041	16,602,891	0	0	0	13,644,850	2,958,041	16,602,891
928	Regulatory Commission Expense	273,161	0	273,161	0	0	0	273,161	0	273,161
930.1	General Advertising Expense	1,503,468	0	1,503,468	0	0	0	1,503,468	0	1,503,468
930.2	Miscellaneous General Expenses	2,266,576	41,160	2,307,736	0	0	0	2,266,576	41,160	2,307,736
931	Rents	0	0	0	0	0	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0
935	Maintenance-Communication Equipment	48,860	0	48,860	0	0	0	48,860	0	48,860
403	Depreciation and Amortization Expenses	948,141	0	948,141	0	0	0	948,141	0	948,141
408	Taxes Other than Income Taxes	4,253,535	1,254,678	5,508,213	0	0	0	4,253,535	1,254,678	5,508,213
409	Income Taxes	7,948,775	0	7,948,775	0	0	0	7,948,775	0	7,948,775
410	Provision for Deferred Income Taxes	-7,948,775	0	-7,948,775	0	0	0	-7,948,775	0	-7,948,775
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0
426.1	Donations	361,570	7,080	368,650	0	0	0	361,570	7,080	368,650
426.2	Life Insurance	0	0	0	0	0	0	0	0	0
426.3	Penalties	10,653	0	10,653	0	0	0	10,653	0	10,653
426.4	Civic, Political & Related Act.	900,065	0	900,065	0	0	0	900,065	0	900,065
426.5	Other Deductions	12,697,300	223,666	12,920,966	0	0	0	12,697,300	223,666	12,920,966
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0	0
566	Misc Trans. Exp.	0	0	0	0	0	0	0	0	0
588	Misc Distrib. Exp.	0	0	0	0	0	0	0	0	0

	TOTAL EXPENSES	215,530,608	23,632,383	239,162,991	0	0	0	215,530,608	23,632,383	239,162,991

	457.3 Compensation for Use of Equity	0	0	0	0	0	0	0	0	0
	430s Interest on Debt to Associate Co	0	0	0	0	0	0	0	0	0

	TOTAL COST OF SERVICE	215,530,608	23,632,383	239,162,991	0	0	0	215,530,608	23,632,383	239,162,991

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System:Uniform System of Accounts).

ACCT	DESCRIPTION	TOTAL	SALES/MKTG	CUST SVC	METERING	REVENUE COLLECT	POWER GENERATION	FUEL PROCURE	TRANSMSN
901	Supervision	0	0	0	0	0	0	0	0
920	Salaries and Wages	87,173,781	2,066,296	4,434,678	233,748	765,811	3,653,794	1,069,164	4,823,337
921	Office Supplies and Expenses	49,358,776	1,234,548	1,427,498	19,409	138,440	3,806,354	318,084	1,299,215
922	Administrative Expenses Transferred—Credit	0	0	0	0	0	0	0	0
923	Outside Services Employed	61,239,874	997,654	7,121,654	83	79,825	15,277,669	72,868	1,193,576
924	Property Insurance	24,388	0	0	0	0	0	0	0
925	Injuries and Damages	-26,632	0	0	0	0	0	0	0
926	Employee Pensions and Benefits	16,602,891	0	0	0	0	9,344	0	0
928	Regulatory Commission Expenses	273,161	0	0	0	0	0	0	0
930.1	General Advertising Expenses	1,503,468	0	0	0	0	0	0	0
930.2	Miscellaneous General Expenses	2,307,736	0	26,949	0	0	0	117,250	0
931	Rents	0	0	0	0	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0
935	Maintenance-Communication Equipment	48,860	0	0	0	0	0	0	901
403	Depreciation and Amortization Expense	948,141	0	0	0	0	0	0	0
408	Taxes other than Income Taxes	5,508,213	0	0	0	0	0	0	0
409	Income Taxes	7,948,775	0	0	0	0	0	0	0
410	Provision for Deferred Income Taxes	-7,948,775	0	0	0	0	0	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0
426.1	Donations	368,650	174	-25	0	-410	12,715	0	0
426.2	Life Insurance	0	0	0	0	0	0	0	0
426.3	Penalties	10,653	0	0	0	-2,500	0	0	0
426.4	Civic, Political & Related Act.	900,065	0	0	0	0	0	51,291	0
426.5	Other Deductions	12,920,966	200	199,122	0	3,405	230,960	1,431	7,500
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0
566	Misc Trans. Exp.	0	0	0	0	0	0	0	513
588	Misc Distrib. Exp.	0	0	0	0	0	0	0	513

	TOTAL EXPENSE	239,162,991	4,298,872	13,209,876	253,240	984,571	22,990,836	1,630,088	7,325,555

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

ACCT	DESCRIPTION	REGULATORY AFFAIR	ENVIRON AFFAIR	REGULATORY MKTG	DISTRIB OPER— NETWK	DISTRIB OPER— ASSET MGT	DISTRIB OPER— MAINT	DISTRIB OPER— MGMT	FINANCIAL PLAN/ BUDGET
901	Supervision	0	0	0	0	0	0	0	0
920	Salaries and Wages	862,219	623,389	5,163,579	100,309	1,965,907	768,821	1,080,289	1,543,831
921	Office Supplies and Expenses	210,196	1,996,335	760,264	49,440	378,609	110,727	298,190	159,982
922	Administrative Expenses Transferred—Credit	0	0	0	0	0	0	0	0
923	Outside Services Employed	807,941	963,354	521,713	1,500	2,608,360	27,000	167,842	21,469
924	Property Insurance	0	0	0	0	0	0	0	0
925	Injuries and Damages	0	0	0	0	0	0	0	0
926	Employee Pensions and Benefits	0	0	0	0	1,050	0	2,151	2,781
928	Regulatory Commission Expenses	273,161	0	0	0	0	0	0	0
930.1	General Advertising Expenses	0	0	0	0	0	0	0	0
930.2	Miscellaneous General Expenses	0	1,045,994	0	0	0	0	81,614	0
931	Rents	0	0	0	0	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0
935	Maintenance-Communication Equipment	0	0	0	0	0	3,212	1,311	0
403	Depreciation and Amortization Expense	0	0	0	0	0	0	0	0
408	Taxes other than Income Taxes	0	0	0	0	0	0	0	0
409	Income Taxes	0	0	0	0	0	0	0	0
410	Provision for Deferred Income Taxes	0	0	0	0	0	0	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0
426.1	Donations	0	0	0	1,700	0	0	9,170	0
426.2	Life Insurance	0	0	0	0	0	0	0	0
426.3	Penalties	0	0	0	0	0	0	-1,500	0
426.4	Civic, Political & Related Act.	200	0	0	0	0	0	1,283	0
426.5	Other Deductions	1,514	29,320	0	0	50	0	886	64,674
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0
566	Misc Trans. Exp.	0	0	0	0	0	0	0	0
588	Misc Distrib. Exp.	0	0	0	0	0	0	0	0

	TOTAL EXPENSE	2,155,231	4,658,392	6,445,556	152,949	4,953,976	909,760	1,641,236	1,792,737

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

ACCT	DESCRIPTION	ACCT/ FINANC REPORTING	TRADING CNTRLS/ENRGY MKTG	PAYROLL	CORP TAX	FINANCE SYS	FINANCE/ CNTRACT AUDITING	IT STRATEGY	IT OPER	CASH MGT
901	Supervision	0	0	0	0	0	0	0	-17,379	0
920	Salaries and Wages	2,477,160	800,944	267,945	697,257	1,719,243	700,847	1,378,086	15,286,868	173,283
921	Office Supplies and Expenses	131,735	249,363	44,570	12,364	248,456	116,197	1,701,028	17,115,710	2,343,430
922	Administrative Expenses Transferred—Credit	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	398,424	2,607	20,906	95,466	2,634,914	168,126	209,456	4,400,237	234,603
924	Property Insurance	0	0	0	0	0	0	0	0	0
925	Injuries and Damages	0	0	0	0	0	0	0	0	0
926	Employee Pensions and Benefits	13,641	0	0	0	0	0	14,934	-916,698	0
928	Regulatory Commission Expenses	0	0	0	0	0	0	0	0	0
930.1	General Advertising Expenses	0	0	0	0	0	0	0	0	0
930.2	Miscellaneous General Expenses	0	0	9	0	0	0	51,627	-248,277	0
931	Rents	0	0	0	0	0	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0
935	Maintenance-Communication Equipment	0	0	0	0	0	0	19,606	-307,839	0
403	Depreciation and Amortization Expense	0	0	0	0	0	0	0	0	0
408	Taxes other than Income Taxes	0	0	0	0	0	0	0	-272,456	0
409	Income Taxes	0	0	0	0	0	0	0	0	0
410	Provision for Deferred Income Taxes	0	0	0	0	0	0	0	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0
426.1	Donations	0	0	0	0	0	0	0	0	0
426.2	Life Insurance	0	0	0	0	0	0	0	0	0
426.3	Penalties	0	0	83	0	0	0	0	0	0
426.4	Civic, Political & Related Act.	0	0	0	0	0	0	0	0	0
426.5	Other Deductions	1,859	10,092	0	8,020	0	20,913	0	733	0
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0	0
566	Misc Trans. Exp.	0	0	0	0	0	0	0	0	0
588	Misc Distrib. Exp.	0	0	0	0	0	0	0	0	0

	TOTAL EXPENSE	3,022,819	1,063,006	333,513	813,107	4,602,613	1,006,083	3,374,737	35,040,899	2,751,316

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

ACCT	DESCRIPTION	CORP FINANCE	INVESTOR/ SHREHLD RELAT	RISK MGMT	STRATEGY PLAN	LEGAL	INTRNL COMMUNIC	BLDG OPER MAINT	SECURITY	DOC SVC
901	Supervision	0	0	0	0	0	0	0	0	0
920	Salaries and Wages	385,159	0	0	309,650	1,630,231	43,302	639,190	173,604	79,429
921	Office Supplies and Expenses	949,917	0	668,783	53,386	342,580	15,541	779,891	95,549	4,699,381
922	Administrative Expenses Transferred—Credit	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	411,136	17,246	494,342	5,522	11,908,676	56,652	2,216,694	1,747,015	1,968,703
924	Property Insurance	0	0	24,388	0	0	0	0	0	0
925	Injuries and Damages	0	0	6,727	0	0	0	0	470	0
926	Employee Pensions and Benefits	0	0	0	0	0	0	1,128	1,185	0
928	Regulatory Commission Expenses	0	0	0	0	0	0	0	0	0
930.1	General Advertising Expenses	0	0	0	0	0	37,699	0	0	0
930.2	Miscellaneous General Expenses	0	0	0	0	80	0	0	0	170
931	Rents	0	0	0	0	0	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0
935	Maintenance-Communication Equipment	0	0	0	0	0	0	171	0	0
403	Depreciation and Amortization Expense	0	0	0	0	0	0	0	0	0
408	Taxes other than Income Taxes	0	0	0	0	0	0	0	0	0
409	Income Taxes	0	0	0	0	0	0	0	0	0
410	Provision for Deferred Income Taxes	0	0	0	0	0	0	0	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0
426.1	Donations	0	0	0	3,150	0	0	0	0	0
426.2	Life Insurance	0	0	0	0	0	0	0	0	0
426.3	Penalties	0	0	0	0	0	0	0	0	0
426.4	Civic, Political & Related Act.	0	0	0	0	19,802	0	0	65	0
426.5	Other Deductions	12,617	0	0	8,763	34,906	-32	1	0	-905
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0	0
566	Misc Trans. Exp.	0	0	0	0	0	0	0	0	0
588	Misc Distrib. Exp.	0	0	0	0	0	0	0	0	0

	TOTAL EXPENSE	1,758,829	17,246	1,194,240	380,471	13,936,275	153,162	3,637,075	2,017,888	6,746,778

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

ACCT	DESCRIPTION	R.O.W.	TRANSPORT SVC	PROCURE- MENT	STRATEGIC SOURCING	MATERIALS LOGISTICS	SOURCING SUPPORT	CORP HR	TECH & SAFETY TRAINING	INDUSTRY RELATIONS
901	Supervision	0	0	0	0	0	0	0	0	0
920	Salaries and Wages	137,205	146,972	226,311	450,932	461,860	305,412	2,770,242	886,093	129,460
921	Office Supplies and Expenses	21,713	11,122	46,287	68,871	58,386	173,432	1,970,897	349,820	19,194
922	Administrative Expenses Transferred—Credit	0	0	0	0	0	0	0	0	0
923	Outside Services Employed	107,983	1,980	90,537	92,376	10,721	135,498	500,789	92,910	6,495
924	Property Insurance	0	0	0	0	0	0	0	0	0
925	Injuries and Damages	0	0	0	0	0	0	0	26,380	0
926	Employee Pensions and Benefits	0	0	0	0	0	0	108,608	2,717	0
928	Regulatory Commission Expenses	0	0	0	0	0	0	0	0	0
930.1	General Advertising Expenses	0	0	0	0	0	0	0	1,217	0
930.2	Miscellaneous General Expenses	0	0	0	0	0	0	0	0	0
931	Rents	0	0	0	0	0	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0	0	0	0	0	0
935	Maintenance-Communication Equipment	0	0	0	0	0	0	0	0	0
403	Depreciation and Amortization Expense	0	0	0	0	0	0	0	0	0
408	Taxes other than Income Taxes	0	0	0	0	0	0	0	0	0
409	Income Taxes	0	0	0	0	0	0	0	0	0
410	Provision for Deferred Income Taxes	0	0	0	0	0	0	0	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0	0	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0	0	0	0	0	0
426.1	Donations	0	0	1,139	19,659	0	0	0	0	0
426.2	Life Insurance	0	0	0	0	0	0	0	0	0
426.3	Penalties	0	0	0	0	0	0	0	0	0
426.4	Civic, Political & Related Act.	0	0	0	0	0	0	0	0	0
426.5	Other Deductions	0	0	2,519	35,221	12,333	300	96,946	0	0
427	Interest on Long Term Debt	0	0	0	0	0	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0	0	0
566	Misc Trans. Exp.	0	0	0	0	0	0	0	0	0
588	Misc Distrib. Exp.	0	0	0	0	0	0	0	0	0

	TOTAL EXPENSE	266,901	160,074	366,793	667,059	543,300	614,642	5,447,482	1,359,137	155,149

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XVII—Schedule of Expense
Distribution by Department or Service Function

Instructions:
Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

ACCT	DESCRIPTION	EXEC MGMT	CORPORATE	EXTERNAL MKTG	OVERHEADS
901	Supervision	0	4,693	0	12,686
920	Salaries and Wages	5,999,783	317,317	721,017	18,703,807
921	Office Supplies and Expenses	2,177,414	1,578,370	711,515	396,583
922	Administrative Expenses Transferred—Credit	0	0	0	0
923	Outside Services Employed	2,443,053	184,522	713,784	5,993
924	Property Insurance	0	0	0	0
925	Injuries and Damages	0	-11,175	0	-49,034
926	Employee Pensions and Benefits	5,226	0	0	17,356,824
928	Regulatory Commission Expenses	0	0	0	0
930.1	General Advertising Expenses	91,996	138	1,372,418	0
930.2	Miscellaneous General Expenses	1,009,233	71,960	20,000	131,127
931	Rents	0	0	0	0
932	Maintenance of Structures and Equipment	0	0	0	0
935	Maintenance-Communication Equipment	0	148,776	0	182,722
403	Depreciation and Amortization Expense	0	948,141	0	0
408	Taxes other than Income Taxes	0	0	0	5,780,669
409	Income Taxes	0	7,948,775	0	0
410	Provision for Deferred Income Taxes	0	-7,948,775	0	0
411	Provision for Deferred Income Taxes—Credit	0	0	0	0
411.5	Investment Tax Credit	0	0	0	0
426.1	Donations	313,623	0	7,755	0
426.2	Life Insurance	0	0	0	0
426.3	Penalties	0	14,570	0	0
426.4	Civic, Political & Related Act.	771,882	0	55,542	0
426.5	Other Deductions	531,627	72,971	27,916	11,505,104
427	Interest on Long Term Debt	0	0	0	0
430	Interest on Debt to Associate Companies	0	0	0	0
431	Other Interest Expense	0	0	0	0
566	Misc Trans. Exp.	0	-513	0	0
588	Misc Distrib. Exp.	0	-513	0	0

	TOTAL EXPENSE	13,343,837	3,329,257	3,629,947	54,026,481

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Departmental Analysis of Salaries—Account 920

		INCLUDED IN AMOUNTS BILLED TO:
NAME OF DEPT OR SERVICE FUNCTION	TOTAL AMOUNT	PARENT (LEL)	OTHER ASSOCIATES	NON- ASSOCIATES	NUMBER OF PERSONNEL END OF YEAR
Customer Service	5,721,782	0	5,721,782	0	129
Sales & Marketing	2,693,615	0	2,693,615	0	35
Metering	307,104	0	307,104	0	4
Revenue Collection	1,001,552	0	1,001,552	0	18
Power Generation	4,598,136	0	4,598,136	0	64
Fuel Procurement	1,403,054	0	1,403,054	0	15
Transmission	6,333,529	0	6,333,529	0	80
Regulatory Affairs Management	1,131,293	0	1,131,293	0	13
Environmental Affairs Management	811,980	0	811,980	0	10
Regulatory Marketing	7,183,339	0	7,183,339	0	62
Distribution Oper-Repair Network Process	132,247	0	132,247	0	1
Distribution Oper-Asset Mgmt	2,576,608	0	2,576,608	0	29
Distribution Oper-Oper & Maintain Network Procs	1,007,374	0	1,007,374	0	18
Distribution Oper-Management	1,418,728	0	1,418,728	0	16
Financial Planning & Budgeting	1,989,882	0	1,989,882	0	27
Accounting & Financial Reporting	3,224,709	0	3,224,709	0	53
Trading Controls/Energy Mktg Accounting	1,057,792	0	1,057,792	0	15
Payroll	354,985	0	354,985	0	7
Corporate Tax	915,976	0	915,976	0	12
Financial Systems	1,741,678	0	1,741,678	0	3
Financial & Contract Auditing	905,145	0	905,145	0	13
IT Tech Strategy, Planning & Security	1,810,154	0	1,810,154	0	22
IT Operations	18,212,814	0	18,212,814	0	175
Cash Mgmt & Investment Services	228,065	0	228,065	0	4
Corporate Finance Services	504,551	0	504,551	0	6
Strategic Planning	406,328	0	406,328	0	3
Legal Services	2,133,744	0	2,133,744	0	22
Internal Communications	55,710	0	55,710	0	0
Building Operations & Maintenance Services	838,645	0	838,645	0	12
Security Services	228,201	0	228,201	0	4
Document Services	103,710	0	103,710	0	1
Right Of Way Services	179,491	0	179,491	0	3
Transportation Services	193,141	0	193,141	0	2
Procurement & Major Contracts	295,888	0	295,888	0	2
Strategic Sourcing	590,687	0	590,687	0	8
Materials Logistics	606,383	0	606,383	0	9
Sourcing Support	401,151	0	401,151	0	6
Corporate Human Resources	3,631,890	0	3,631,890	0	44
Technical & Safety Training	1,164,518	0	1,164,518	0	17
Industrial Relations Management	169,336	0	169,336	0	2
Executive Management Services	7,319,282	0	7,319,282	0	34
Corporate	654,733	0	654,733	0	0
External & Brand Commun.	934,851	0	934,851	0	14

TOTAL	87,173,781	0	87,173,781	0	1,014

NOTES:

Internal Communications had personnel during 2004, but none at December 31, 2004.
Corporate had no personnel during 2004; the amount in this category is entirely an allocation to the corporate cost center.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Outside Services Employed—Account 923

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

From Whom Purchased	Address	Relationship "A"—Associate "NA"—Non-Associate	Amount
4Sight Corporation	1302 Basswood Ct. Jeffersonville, IN 47130	NA	675,126
Abel Construction Company Inc.	3401 Bashford Ave. Ct. Louisville, KY 40218	NA	147,610
Access Computer Careers	429 W. Muhammad Ali Blvd, Ste 502 Louisville, KY 40202	NA	126,316
Aerotek Contract Engineering Services	P.O. Box 630853 Baltimore, MD 21263-0853	NA	36,389
AETNA Building Maintenance Inc.	525 N. Yellow Springs St. Springfield, OH 45504	NA	268,473
Ajilon LLC	2918 Collections Center Dr. Chicago, IL 60693	NA	103,290
Alstom Power, Inc.	P.O. Box 905480 Charlotte, NC 28290-5480	NA	776,239
Alvarez and Marsal	777 Walker St #2470 Houston, TX 77002	NA	49,518
American Payment Systems Inc.	P.O. Box 5736 Hartford, CT 06102-5736	NA	489,299
Analysts International	22062 Network Pl. Chicago, IL 60673	NA	334,560
Analysis Group	111 Huntington Ave. 10th Floor Boston, MA 02199	NA	113,688
Andriot, James E	231 Breckenridge Ln. S202-D Louisville, KY 40207	NA	97,569
Apriso Corp.	1 World Trade Center, Suite 1000 Long Beach, CA 90831-1000	NA	108,136
Assured Asset Protection Inc.	8220 Saint Anthony Church Rd. Louisville, KY 40214	NA	165,730
AUS Consultants Weber Fick & Wilson Division	P.O. Box 1050 Morrestown, NJ 08057	NA	147,559
Avaya Inc.	P.O. Box 27-850 Kansas City, MO 64180	NA	112,000
Baker Botts LLP	P.O. Box 201626 Houston, TX 77216-1626	NA	58,297
Banctec Inc	P.O. Box 910887 Dallas, TX 75391-0887	NA	51,846
Bank One NA	P.O. Box 94596 Louisville, KY 40294	NA	1,455,538

Baptistworx	3303 Fern Valley Road Suite 200 Louisville, KY 40213	NA	55,516
Barrington Wellesley Group Inc	2479 Lanam Ridge Rd. Nashville, IN 47448	NA	45,358
Black & Veatch Corp	8400 Ward Pkwy Energy Services Division Kansas City, MO 64114	NA	753,521
Boehl Stopher and Graves LLP	400 W. Market St.—S. 2300 Louisville, KY 40202	NA	760,790
Brattle Group	44 Brattle Street Cambridge, MA 02138-3736	NA	218,192
Bray Electric Services, Inc	3800 Highgate Court Crestwood, KY 40014	NA	25,238
Bruns Pak	999 New Durham Rd. Edison, NJ 08817	NA	29,022
Burns and McDonnell	P.O. Box 411883 Kansas City, MO 64141	NA	204,753
Butler Flooring Services	4790 Crittenden Dr. Louisville, KY 40209	NA	69,424
Bytemanagers	800 W Huron St. Ste 4W Chicago, IL 60622	NA	40,006
C&I Engineering, Inc	1930 Bishop Lane Ste 800 Louisville, KY 40218-1925	NA	43,709
C & S H Inc.	8601 Chetmer Ln. Louisville, KY 40220	NA	194,100
Cannon Technologies, Inc	8301 Golden Valley Rd, Ste 300 Golden Valley, MN 55427	NA	993,990
Carma International, Inc.	1023 15th St. NW 7th Floor Washington, DC 20005	NA	25,300
Catalyst Air Management, Inc	11020 Solway School Road, Ste 108 Knoxville, TN 37931	NA	38,700
CES International, Inc.	3140 Harbor Lane North Plymouth, MN 55447	NA	28,361
Christensen Assoc	4610 University Avenue, Ste 700 Madison, WI 53705-2164	NA	175,368
Clark and Riggs Printing, Inc.	1904 Watterson Trail Ste 100 Louisville, KY 40299	NA	29,666
CMR Services Group, Inc.	3122 Blackiston Mill Road, Ste D New Albany, IN 47150	NA	29,242
Colours 2000	1106 Yakama St. Louisville, KY 40214	NA	35,032
Commercial Furniture Services	P.O. Box 1074 Louisville, KY 40201	NA	55,379
Commercial Movers Inc.	P.O. Box 710710 Columbus, OH 43271	NA	157,435
Computer Progress United	304 Middletown Park Place, Ste A Louisville, KY 40243	NA	111,790

Computer Task Group Inc.	P.O. Box 711778 Cinciannati, OH 45271	NA	99,684
Computershare Investor Services LLC	33836 Treasury Center Chicago, IL 60694	NA	62,695
Comverge Technologies	4497 Park Dr. Norcross, GA 30093	NA	673,254
Convergent Group Corp.	Dept. 0835 Denver, CO 80256	NA	3,064,337
Corpedia Corp.	2020 N Central Ave. Ste 1050 Phoenix, AZ 85004	NA	25,000
Corporate Executive Board	3393 Collections Center Dr. Chicago, IL 60693	NA	64,650
Covington & Burling	P.O. Box 7566 Washington, DC 20044	NA	1,246,474
Creative Alliance	P.O. Box 641266 Cincinnati, OH 45264	NA	25,903
CSC Research Services	P.O. Box 905145 Charlotte, NC 28290	NA	35,000
Cummins and Barnard Inc	5405 Data Court, Ste 100 Ann Arbor, MI 48108	NA	482,880
Davis H Elliot Company Inc	P.O.Box 12108 Lexington, KY 40580	NA	425,497
Deloitte & Touche LLP	4140 Collection Center Drive Chicago, IL 60693	NA	70,814
Derek Engineering	2800 Constant Comment Place Louisville, KY 40299	NA	172,468
Design Collaborative Inc.	183 Lazy River N. Pkwy. Shepherdsville, KY 40165	NA	66,227
Dispute Resolution Management, Inc.	132 W Pierpoint Ave., Ste 400 Salt Lake City, UT 84101-1917	NA	39,608
Diversity Adventures Inc.	104 Ridgeway Ave. Louisville, KY 40207	NA	83,806
Document Control Systems Inc.	1300 S. 4th St. S.150 Louisville, KY 40208	NA	77,098
Dolzer, Professor Rudolph	Am Pferchelhang 4/1 Heidelberg GERMANY	NA	31,056
Duncan Technologies	32441 30th Ave. Stanton, MN 55018	NA	119,369
E Max Inc.	2420 Frankfort Ave. Louisville, KY 40206	NA	717,600
Eads Telecom North America Inc	P.O. Box 57069 Jacksonville, FL 32241-7069	NA	74,307
Edgewood Consulting Inc	240 Bear Ladder Road West Fulton, NY 12194	NA	95,478
Enertouch Inc.	1959 Parker Cr. Suite E Stone Mountain, GA 30087	NA	1,982,267

Environmental Concerns, Inc.	300 Port #3 Kimberling City, MO 65686	NA	39,506
EON	E.On Platz 1 Dusseldorf 40479 Germany	A	261,051
EON Engineering GMBH	Bermannsgluckstr 41 43 Gelsenkirchen 45898 Germany	A	834,196
EON UK	Sherwood Park Little Oak Drive Annesley Nottinghamshire NN15 0DR	A	245,576
EPRI	P.O. Box 60624 Charlotte, NC 28260	NA	83,790
Ernst & Young LLP	P.O. Box 96907 Chicago, IL 60693	NA	25,089
Evans Construction Co Inc.	4807 Chenoweth Run Rd. Louisville, KY 40299	NA	694,501
Falco Electric Inc.	2743 New High St. Louisville, KY 40209	NA	66,502
Falls City Fence Co.	2201 West Jefferson St. Louisville, KY 40212	NA	25,152
Fellers Snider Blankenship Bailey and Tippens PC	100 N. Broadway Oklahoma City, OK 73102	NA	31,993
Fishel Co.	4508 Bishop Lane Louisville, KY 40218	NA	30,528
Flour Enterprises, Inc.	P.O. Box 402655 Atlanta, GA 30384-2655	NA	98,351
Francis, James R.	24521 Morning Glory St. Moreno Valley, CA 92553	NA	48,020
Frost Brown Todd LLC	P.O. Box 70087 Louisville, KY 40270	NA	1,430,113
Fuller Mossgarger Scott & May Engineers, Inc.	1409 N.Forbes Rd. Lexington, KY 40511-2050	NA	100,133
Gartner GRP	56 Top Gallant Road P.O. Box 10212 Stanford, CT 06904	NA	99,131
General Electric Company	Power Generation 1 River Road Schenectady, NY 12245	NA	270,183
Georgia Transmission Corp.	2100 E. Exchange Pl. Tucker, GA 30084-5336	NA	-1,272,473
Greenebaum Doll & McDonald PLLC	Section 469 Louisville, KY 40289	NA	465,704
Gus Perdikakis Associates	P.O. Box 498612 Cincinnati, OH 45249-8612	NA	67,162
Guthrie Mayes & Associates Inc	710 West Main Street Louisville, KY 40202-2676	NA	28,084
H Huff Construction Mgmt Specialists Inc.	1651 Colony Ln. Zachary, LA 70791	NA	165,072

Harshaw Trane Service	1800 Plantside Dr. Louisville, KY 40299-1975	NA	205,561
HDDS Inc.	900 W Market St. Suite 101 Louisville, KY 40202	NA	30,265
Henderman Jessee and Co PLLC	304 Whittington Pkwy, Ste 107 Louisville, KY 40222	NA	48,068
Henwood Energy Services	2710-N Gateway Oaks Drive Suite 300 Sacramento, CA 95833	NA	28,245
Honeywell DMC Services Inc.	Stonehill Corp Center, 999 Broadway Saugus, MA 01906	NA	2,043,871
Hope Duggan and Silva	Miami Commercial Center 8307 NW 68th St. S. 1218 P.O. Box 025743 Miami, FL 33102	NA	473,860
Hoskins Law Offices PLLC	P.O. Box 24564 Lexington, KY 40524-4564	NA	28,204
HR Affiliates LLC	1930 Bishop Lane Ste. 111 Louisville, KY 40218	NA	206,946
Hunton & Williams	P.O. Box 18936 Washington, DC 20036	NA	130,290
Ierardi, Ernest J	37 Tobey Brook Pittsford, NY 14534	NA	26,483
International Center for Settlement of Investment Disputes	1818 H Street NW Federal Reserve Bank of New York 33 Liberty Street Washington DC 20433	NA	125,000
Internet Security Systems	6303 Barfield Rd. Atlanta, GA 30328	NA	61,548
Iron Mountain	4111 Leghorn Dr. Louisville, KY 40218	NA	59,831
J. Bruce Miller Law Group	1800 One Riverfront Plaza Louisville, KY 40202	NA	30,000
JY Legner Associates Inc.	10000 Shelbyville Rd Ste. 105 Louisville, KY 40223	NA	267,202
Jackson & Kelly PLLC	P.O. Box 11276 Charleston, WV 25339	NA	40,720
JC Graphics LLC	7006 Echo Tr. Louisville, KY 40299	NA	52,483
JD Power and Assoc.	30401 Agoura Rd. Agoura Hills, CA 91301	NA	120,000
Jones Day	77 West Wacker Chicago, IL 60601	NA	380,586
Just Engineering and Inspection	14515 Pauley Gap Rd. Louisville, KY 40272	NA	70,494
Kennedy Covington	P.O. Box 402988 Atlanta, GA 30384-2988	NA	39,709

Kentucky State Treasurer	P.O. Box 2004 Frankfort, KY 40602-2004	NA	79,856
Kforce Inc.	4965 U.S. Hwy 42 S.2900 Louisville, KY 40222	NA	236,992
Koinonia Computing Inc.	200 S. 5th St. STE 201 S Louisville, KY 40202	NA	326,825
Lakeshore Financial Staffing	33112 Treasury Center Chicago, IL 60694	NA	58,891
Lampion Consulting Inc.	P.O. Box 141165 Cincinnati, OH 45250-1165	NA	59,000
Law Offices of Todd C Ringstad	2030 Main St. Ste 1200 Irvine, CA 92614	NA	26,622
Liberty Consulting Group	65 Main Street, PO Box 237 Quentin, PA 17083	NA	76,550
Liebert Global Services	610 Executive Campus Drive Westerville, OH 43082	NA	31,352
Linebach Funkhouser Inc.	4059 Shelbyville Road Louisville, KY 40207	NA	167,500
Lobo and Ibeas	Alameda Santos 224 6 Floor CEP:01418-200	NA	28,328
Long, Gregory Keith	1704 Traveller Rd. Lexington, KY 40504	NA	48,557
Longnecker and Associates	P.O. Box 4008 Greensboro, NC 27404-4008	NA	37,610
Lyon, Robert E.	2018 Tyler Ln. Louisville, KY 40205	NA	93,689
Masters Mullins and Arrington	1012 S Fourth St. Louisville, KY 40203	NA	80,623
Matrix Integration LLC	417 Main St. Jasper, IN 47546	NA	139,623
McGuirewoods LLP	One James Center 901 East Cary Street Richmond, VA 23219-4030	NA	105,789
Media Library Inc.	7604-D Big Bend Blvd St. Louis, MO 63119	NA	58,852
Mercer Human Resource Consulting	P.O. Box 730212 Dallas, TX 75373-0212	NA	54,000
Merrill Communications LLC	CM-9638 St. Paul, MN 55170-9638	NA	67,456
Meta Group, Inc.	P.O. Box 19114 Newark, NJ 07195-0114	NA	124,000
Midwest Independent System Operator Inc	5517 W 74th Street Indianapolis, IN 46268	NA	135,000
Moodys Investor Service	P.O. Box 102597 Atlanta, GA 30368	NA	189,000
Moore Security LLC	506 Hwy 131 E., Ste 3 Clarksville, IN 47129	NA	125,389

MRO Software Inc.	P.O. Box 50-555 Woburn, MA 01815-0555	NA	33,166
Multilingual Solutions Inc.	22 W Jefferson St. Ste 402 Rockville, MD 20850	NA	45,848
National Yellow Pages Direct	14 Tower Park Ct, Ste 1 Little Rock, AR 72227	NA	31,260
Neace Lukens Inc.	211 Browns Ln. Louisville, KY 40207	NA	297,500
Ness Global Services Inc.	3918 Clock Point Tr Ste 101 Stow, OH 44224	NA	311,975
Netgain Technologies Inc	6100 Dutchmans Lane Louisville, KY 40205	NA	51,586
Netjets Aviation Inc.	4111 Bridleway Ave. Columbus, OH 43219	NA	116,880
Nixon Peabody LLP	P.O. Box 31051 Rochester, NY 14603-1051	NA	163,437
Occupational Physician Services of Louisville	901 W. Broadway Louisville, KY 40202	NA	46,888
Off Duty Police Services Inc.	13418 Forest Springs Dr. Louisville, KY 40245-2076	NA	36,989
Ogden Newell and Welch	1700 Citizens Plaza Louisville, KY 40202	NA	2,112,929
Open Systems International Inc.	3600 Holly Ln. N. S 40 Minneapolis, MN 55447-1283	NA	718,347
OPS Plus Inc	4530 Bishop Ln Ste 109 Louisville, KY 40218	NA	586,758
Oracle Corp	P.O. Box 71028 Chicago, IL 60694-1028	NA	2,633,751
Overland Contracting Inc.	P.O. Box 801103 Kansas City, MO 64180-1103	NA	12,996,064
PDE, PLLC	4024 Lilydale Ct. Lexington, KY 40516	NA	84,376
Perkins, Patricio	Chase, NYC Argentina, Brazil	NA	25,000
Pink Elephant Inc.	5575 N. Service Rd. Burlington, ON, L7L 6M1, Canada	NA	36,960
Pira Energy Group	3 Park Avenue 26th Floor New York, NY 10016-5989	NA	40,500
Porter, Janice W.	5902 Croft Ct. Louisville, KY 40207-1728	NA	52,176
Powell Goldstein Frazer & Murphy LLP	191 Peachtree St. NE, 16th FL Atlanta, GA 30303	NA	558,445
Power Creative	11701 Commonwealth Dr Louisville, KY 40299	NA	30,956
Power Technology	Westwood Way Westwood Business Park Coventry CV4 8LG	A	171,685

Preferred Printing and Pro	2001 Papa John Blvd Louisville, KY 40299	NA	42,110
Pricewaterhouse Coopers LLP	P.O. Box 651376 Charlotte, NC 28265	NA	689,935
Pro Turf Inc.	2007 Browns Village Rd. Jeffersontown, KY 40299	NA	75,137
Professional Consultants	112 Ingle St Evansville, IN 47708	NA	61,622
Quest Engineers Inc	300 West Main St, Ste 600 Louisville, KY 40202	NA	29,743
R & D Strategic Solutions	3296 State Route 181 S Greenville, KY 42345	NA	110,346
RW Beck Inc	1125 17th St Denver, Co 80202-2615	NA	28,781
Remedy Staffing	1030 Monarch St, Ste 300 Lexington, KY 40513	NA	167,487
Retiree Consulting Group	366 E Lexington St. Harrodsburg, KY 40330	NA	29,461
Risk Management Services	9100 Marksfield Rd. Louisville, KY 40222	NA	197,500
RKS Research and Consulting	39 Fields Ln North Salem, NY 40560	NA	148,221
Robert Half Management Resources	9300 Shelbyville Road Louisville, KY 40222	NA	64,734
Robert Half Technology	9300 Shelbyville Road, Ste 920 Louisville, KY 40222	NA	312,354
RUS Sales	2191 Columine Ct. Lebanon, OH 45036	NA	27,803
Ryan Co LLC	2295 Wolfpen Rd. Sulphur, KY 40070	NA	106,050
Sargent and Lundy LLC	135 S. LaSalle St. Dept 2901 Chicago, IL 60674-2901	NA	48,401
Schlumberger Industries	P.O. Box 201556 Houston, TX 77216-1193	NA	211,707
Schmidt Consulting Services	405 McKnight Park Drive Pittsburgh, PA 15237	NA	265,342
Schnell Contractors Inc.	1343 Tile Factory Ln Louisville, KY 40213	NA	70,114
Sharps Apparel Masters	P.O. Box 266 Middlesboro, KY 40965	NA	36,489
Southern Plumbing and Heating Inc	435 East Burnett Avenue Louisville, KY 40217-1053	NA	41,175
SPL Worldgroup Inc.	75 Hawthorn Plaza 20th Floor San Francisco, CA 94105	NA	25,100
Standard and Poors Corp	2542 Collection Center Drive Chicago, IL 60693	NA	154,000

Sterling	3550 Lander Road Pepper Pike, OH 44124-5755	NA	26,750
Stoll Keenon and Park LLP	201 E. Main St. S. 1000 Lexington, KY 40507	NA	658,273
Structure Group LLC	2000 W Sam Houston Pky Ste 1600 Houston TX 77042	NA	279,604
Summit Blue Consulting	1722 14th St. S 230 Boulder, CO 80302	NA	40,844
Sutherland Asbill and Brennan LLP	999 Peachtree St. NE Atlanta, GA 30309	NA	217,838
Synergics Energy Services LLC	191 Main St. Annapolis, MD 21401	NA	49,328
Tamplin & Co	6511 Glenridge Park Place 8 Louisville, KY 40222	NA	68,824
TBI	Cali Corporate Center 50 Tice Boulevard Woodcliff Lake, NJ 07675	NA	82,848
The Prime Group LLC	P.O. Box 7469 Louisville, KY 40257	NA	300,463
The Rotunda Group LLC	P.O. Box 5711 Louisville, KY 40255	NA	54,158
Todays Staffing Inc.	P.O. Box 910270 Dallas, TX 75391	NA	614,756
Towers Perrin	P.O. Box 8500 S-6110 Philadelphia, PA 19178	NA	37,938
Tremco Inc.	P.O. Box 931111 Cleveland, OH 44193-0511	NA	45,000
Troutman Sanders LLP	600 Peachtree Street NE S. 5200 Atlanta, GA 30308-2216	NA	2,046,701
Tuck Mapping Solutions Inc.	1928 Wildcat Road P.O. Box 760 Big Stone Gap, VA 24219	NA	49,755
Unisys Pulsepoint Communications	6307 Carpinteria Ave. Carpinteria, CA 93013	NA	37,300
United Mail	4410 Bishop Ln. Louisville, KY 40218	NA	80,033
US Ecology	P.O. Box 26273 Salt Lake City, UT 84126-0273	NA	146,982
US Postal	P.O. Box 4272 Carol Stream, IL 60197-4272	NA	80,608
Valleycrest Landscape	4510 Poplar Level Rd. Louisville, KY 40213	NA	30,698
Visualex LLC	225 Ashford Ave 2nd Floor Dobbs Ferry, NY 10522	NA	68,226
Wayne Corp.	Medical Arts Bldg. 1169 Eastern Pkwy S. 1166 Louisville, KY 40217	NA	90,489

Winston and Strawn	200 Park Ave New York, NY 1016-4193	NA	41,586
Wyatt Tarrant & Combs LLP	PNC Plaza Louisville, KY 40202	NA	33,324
Xerox	9000 Wessex PL S. 100 Louisville, KY 40222	NA	1,906,916
YCA	2336 Wisteria Dr. S. 440 Snellville, GA 30078	NA	39,935
All Others (646)		NA	152,828
	TOTAL ALL		61,239,874

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Employee Pensions and Benefits—Account 926

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description	Amount
Tuition	30,945
Life Insurance Expense	401,053
Medical Insurance Expense	4,691,482
Dental Insurance Expense	402,220
Post Employment Benefits	511,941
Pension Expense	7,237,037
Post Retirement Benefits	1,678,509
401 (K)	1,392,333
Long Term Disability	240,803
Other—Employee Welfare	16,568

16,602,891

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

General Advertising Expenses—Account 930.1

Instruction:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

NAME OF PAYEE	DIRECT COSTS CHARGED
828 FOUNDATION	13,000
AMERICAN EXPRESS CORP	50,620
BANK ONE NA	84,052
BECKER AND DURSKI TURF GOODS	5,890
BETTER BUSINESS BUREAU INC	6,810
BLUEGRASS STATE GAMES	12,000
BLUEGRASS TOMORROW INC	3,500
BOYLE CO COMMUNITY DEV COUNCIL	3,000
C & S H INC	9,287
CABBAGE PATCH	41,250
CHARITY GALLOPALOOZA	5,000
COMMERCE LEXINGTON	3,250
CREATIVE ALLIANCE	543,735
DIVERSITY ADVENTURES INC	5,981
DOUBLE DOG DARE LLC	8,457
DOWNTOWN LEXINGTON CORP	6,800
GREATER LOUISVILLE ALLIANCE OF BLACK SCHOOL EDUCATORS	3,000
HEALING PLACE	25,000
HOME BUILDERS ASSOCIATION OF LOUISVILLE	26,505
HOSPICE OF THE BLUEGRASS	5,000
HOST COMMUNICATIONS INC	214,194
IMPRINT PUBLICATIONS	10,300
KENTUCKY BOURBON FESTIVAL	6,000
KENTUCKY CHRISTMAS CHORUS	7,500
KENTUCKY DERBY FESTIVAL INC	15,500
KY HIGH SCHOOL ATHLETIC ASSN	48,000
LADYFINGERS	5,281
LEADERSHIP LOUISVILLE FOUNDATION	10,045
LEXINGTON FAMILY MAGAZINE	5,517
LEXINGTON FORUM INC	3,750
LEXINGTON PHILHARMONIC SOCIETY	4,000
LEXINGTON PROFESSIONAL BASEBALL CO LLC	43,950
LEXINGTON SISTER CITIES COMMISSION	5,000
LEXINGTON SPORTS VENTURES LLC	6,426
LIBRARY FOUNDATION	5,000
LINCOLN FOUNDATION	5,000
LOUISVILLE DEFENDER NEWSPAPER INC	4,000
LOUISVILLE METRO COMMUNITY ACTION PARTNERSHIP	5,500
LOUISVILLE REGIONAL SCIENCE FAIRS INC	5,000
MARYHURST	5,000
MEADE COUNTY FAIR INC	5,000
MORRIS ADVERTISING SPECIALTIES INC	9,066
NELLIGAN SPORTS MARKETING INC	8,925
PRESBYTERIAN COMMUNITY CENTER	10,500
PROJECT WARM	5,000
SHOBE, DEBORAH R	3,145
THE BROWN COMMUNITY DEVELOPMENT CENTER	20,000
W LOUISVILLE PERFORMING ARTS ACAD	5,000
WKYT TV 27	9,330
YMCA BLACK ACHIEVERS	3,000
Various (155)	147,402

TOTAL	1,503,468

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Miscellaneous General Expenses—Account 930.2

Instruction:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441 (b) (2)) shall be separately classified.

DESCRIPTION			AMOUNT

930201—	Misc. Corporate Exp.
	Executive Mgmt Exp.—Telecom	13,614
	Business License Fees	113,082	126,696
930202—	Association Dues	945,543	945,543
930203—	Research Work	117,250
	EPRI Dues	1,058,889	1,176,139
930207—	Other Misc. Gen Exp.
	Advertising
	Employee Expenses	14,829
	Postage/Freight	1,778
	Misc.	845	17,452
930209—	Nondeductible Penalties	746	746
930250—	Broker Fees	0	0
930902—	Association Dues—Indirect	41,160	41,160

TOTAL		2,307,736	2,307,736

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Rents—Account 931

Instruction:
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

DESCRIPTION	DIRECT COSTS CHARGED
931004—Rents Corporate HQ	0
931100—Rents Other	0

TOTAL	0

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Taxes Other Than Income Taxes—Account 408

Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind Of Tax	Amount
Other Than U.S. Government Taxes
Real and Personal Prop Tax	0

TOTAL	0

U.S. Government Taxes
Federal Unemployment Insurance	176,518
Federal Old Age Benefits Tax	5,331,695

TOTAL	5,508,213

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Donations—Account 426.1

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient	Amount
Cardinal Athletic Fund	5,600
Churchill Downs Inc.	3,850
The Daniel Pitino Foundation	3,800
Family and Childrens Counseling Center	5,000
Frazier Historical Arms Museum	3,750
God's Pantry Food Bank	4,200
Greater Louisville, Inc.	99,000
Juvenile Diabetes Research Foundation Int'l	12,311
Kentuckiana Minority Business Council	17,500
Kentucky Christmas Chorus	7,500
Kentucky Museum of Arts and Design Inc.	3,850
Louisville Ballet	3,000
Louisville Baseball Club Inc.	27,128
National Kidney Foundation of KY	8,000
Project Warm	84,000
University of Louisville	21,067
Valley Village Trustees	3,290
Others (68)	55,804

368,650

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Other Deductions—Account 426.5

Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

Description	Name of Payee	Amount
426501, 426591—Other Deductions
Project Engineering Expenses	Various	0
Advertising	Various	29,462
Sales and Promotion Expense	Various	0
Lease/Rental	Various	111,511
Office Supplies and Materials/Postage/Freight	Various	42,094
Dues and Subscriptions	Various	47,689
Permits and Licenses	Various	1,472
Contributions	Various	0
Education and Training—Course Fees/Tuition	Various	10,555
Labor/Burdens	Various	-493
Officer Gross-Up Taxes	Various	72,769
Pension	Various	51,402
Employee Meals/Travel Expenses/Telecom	Various	507,334
Miscellaneous Employee Expenses	Various	202,119
Miscellaneous	Various	427,607

		1,503,521

426507—Senior Management Pension	Various	0

426512—Expatriate Benefits	Various	-3,985

426513—Other Officer Benefits	Various	145,513

426515, 426596—Sr Mgt Long-Term Incent (Direct and Indirect)	Various	156,063

426502, 426592—SERP (Direct and Indirect)

Officers' Supplemental Early Retirement Program	Various	3,358,967

426504, 426594—Officers' TIA (Direct and Indirect)

Officers' Team Incentive Award	Various	2,446,295

426505, 426595—Off Long-Term Incent (Direct and Indirect)

Officers' Long-Term Incentives	Various	5,314,592

	TOTAL 426.5	12,920,966

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Schedule XVIII—Notes to Statement of Income

See Notes to Financial Statements on pages 16-17.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Organization Chart

Victor A. Staffieri	Chairman, Chief Executive Officer and President
John R. McCall	Vice President and Secretary
S. Bradford Rives	Chief Financial Officer
Daniel K. Arbough	Treasurer

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

METHODS OF ALLOCATION

Information Systems Chargeback Rates—Rates for services, including but not limited to software, consulting, mainframe and personal computer services, are based on the costs of labor, materials and information services overheads related to the provision of each service. Such rates are applied based on the specific equipment employed and the measured usage of services by Client entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

Number of Customers Ratio—A ratio based on the number of retail electric and/or gas customers. This ratio will be determined annually based on the actual number of customers at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes. In some cases, the ratio may be calculated based on the type of customer class being served (i.e. Residential, Commercial or Industrial).

Number of Employees Ratio—A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes. In some cases, a two-step assignment methodology is utilized to properly allocate SERVCO employee costs to the proper legal entity.

Departmental Charge Ratio—A specific SERVCO department ratio based upon various factors such as labor hours, labor dollars, departmental or Client entity headcount, etc. The departmental charge ratio typically applies to indirectly attributable costs (defined in Section V, Cost Apportionment Methodology) such as departmental administrative, support, and/or material and supply costs that benefit more than one affiliate and that require allocation using general measures of cost causation. Methods for assignment are department-specific depending on the type of product or service being performed and are documented and monitored by the PUHCA Compliance Manager on a monthly basis to ensure consistent and proper application and periodic true-up, where necessary, for SERVCO billing purposes.

Electric Peak Load Ratio—Based on the sum of the monthly electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company and the denominator of which is for all operating companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Revenue Ratio—Based on the sum of the revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Payroll Ratio—Based on the sum of the payroll at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Total Assets Ratio—Based on the total assets at year end for the preceding year, the numerator of which is for an operating company or affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes. In the event of joint ownership of a specific asset, asset ownership percentages will be utilized to assign costs.

Contract Ratio—Based on the sum of the physical amount (i.e. tons of coal, cubic feet of natural gas) of the contract for both coal and natural gas at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Shareholder Ratio—Based on the average number of preferred shareholders at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on an annual basis, or at such time as may be required due to significant changes.

Number of Meters Ratio—Ratio based on the number or types of meters being utilized by all levels of customer classes within the system for the immediately preceding twelve consecutive calendar months. The numerator is equal to the number of meters for a specific Client entity and the denominator is equal to such expenditures for all applicable client entities. This ratio will be determined annually, or at such time as may be required due to significant change.

Number of Transactions Ratio—Based on the sum of transactions occurring in the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected would affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on a monthly basis, or at such time as may be required due to significant changes. For example, services with regard to Procurement and Major Contracts define a transaction as the number of contracts negotiated. Services pertaining to Materials Logistics would define the transaction as the number of items ordered, picked and disbursed out of the warehouse. Services pertaining to Accounts Payable would define the transaction as the number of invoices processed. Similar to the Departmental Charge Ratio, defined previously, the PUHCA Compliance Manager is responsible for maintaining and monitoring specific product/service methodology documentation and periodic true-up requirements for actual transactions related to SERVCO billings.

Retail Revenue Ratio—Based on utility revenues, excluding energy marketing revenues, for the immediate preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affiliate and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Energy Marketing Ratio—Based on the absolute value of equivalent megawatt hours purchased or sold for the immediate preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affiliate and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Regulatory Mandate Ratios—Based on Federal or state mandated percentage allocations based on regulatory proceedings and requirements. These ratios are typically developed in concert with regulatory authorities representing the results of merger or joint asset ownership negotiations and are supported by specific contracts regarding legal entity allocation requirements. Contract terms and periodic updates, if necessary, are maintained and monitored by the PUHCA Compliance Manager and SERVCO departmental management.

Project Ratio—Based on the total costs for any departmental or affiliate project at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on a monthly basis, or at such time as may be required due to significant changes.

Transportation Resource Management System Chargeback Rate—Rates for use of transportation equipment are based on the costs associated with providing and operating transportation fleet for all affiliated companies including developing fleet policy, administering regulatory compliance programs, managing repair and maintenance of vehicles and procuring vehicles. Such rates are applied based on the specific equipment employment and the measured usage of services by Client entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

Non-Fuel Material and Services Expenditures—A ratio based on non-fuel material and services expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months. The numerator is equal to such expenditures for a specific Client entity and/or line-of-business as appropriate and the denominator is equal to such expenditures for all applicable Client entities. This ratio will be determined annually, or at such time as may be required due to a significant change.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Annual Statement of Compensation for Use of Capital Billed

Not Applicable

ANNUAL REPORT OF LG&E ENERGY SERVICES INC.

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

LG&E ENERGY SERVICES INC. (Name of Reporting Company)
By:
/s/ S. BRADFORD RIVES (Signature of Signing Officer)
S. Bradford Rives Chief Financial Officer (Printed Name and Title of Signing Officer)

Date: April 29, 2005

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2004

Supplemental—Service Transactions among the E.ON System and LG&E Energy Group

Instructions:
As stated in the merger order.

Services rendered by members of the E.ON Group or the Powergen Group companies included the assessment and structural check on existing stack design; mercury testing; fan implosion studies; assessing of reheaters; PowerTube licenses and support; meetings to Alstom Baden; bio solids co-firing study; review of offer on renovation of hydro power station; strategy development for coal boilers and combustion turbines; various monitoring and specification and technical studies, acceptance, balance and catalyst performance testing; and training in assessing and preventing boiler tube failures at the LG&E Energy Group Plant facilities.

Further services included educational seminars for professional development of LG&E Energy Group employees and cost transfer of bank fees.

Costs incurred by E.ON AG on behalf of the LG&E Energy Group companies included software implementation, license and support fees; membership subscription fees, and excess liability insurance. These costs were passed through at cost with no mark-up.

In addition, several E.ON AG and/or E.ON UK plc (formerly Powergen UK plc) employees were assigned to work in the US for the LG&E Energy Group. These salaries and expenses of the expatriate employees were reimbursed to E.ON AG and E.ON UK plc. Individual job descriptions are listed below.

Services rendered by individual LG&E Energy Group companies were mainly labor and general expenses of individuals doing specialized work for the E.ON/Powergen system companies. This work included regulatory filings, engineering policy, best practices purchasing, auditing, human resources and investment/shareholder expenses. Also, several employees were assigned to work in Germany at E.ON AG, in Sweden at Sydkraft AB, and in UK at E.ON UK plc. Those salaries and expenses were reimbursed by E.ON AG, Sydkraft AB and E.ON UK plc. Several items were expenses of E.ON AG, Sydkraft AB and E.ON UK plc and were paid by the LG&E Energy Group companies, with reimbursement from each company.

Descriptions are on each line item below.

					LG&E Energy Group Employees Performing Service
Description of Services			Service Performed By:	Service Received By:
	Amount				Absolute	Percentage
Trimble County:Assess Existing Stack Design		$5,000	Power Technology	Louisville Gas & Electric Co.
OLVMS Brown CT11 Monitoring (4th Qtr.)		$2,726	Power Technology	Kentucky Utilities Company
Resolution of GT-24 Control Issues		$18,037	Power Technology	Kentucky Utilities Company
Final Stage Payment—Mill Creek Milestone 3 Reheater Elements		$292,000	Power Technology	Louisville Gas & Electric Co.
Trimble County Unit II Phase 2:specification		$9,962	Power Technology	Louisville Gas & Electric Co.
Trimble County II Completion of Techinical Specification		$28,204	Power Technology	Louisville Gas & Electric Co.
Trimble County: Option Paper for Use of Unit 2 Flue		$6,400	Power Technology	Louisville Gas & Electric Co.
Trimble County: Structural Check on Existing Stack		$12,800	Power Technology	Louisville Gas & Electric Co.
Wilson Online Vibration Monitoring Payment 1&2 of 3		$10,650	Power Technology	Western Kentucky Energy
Coleman FGD 3 Fan Implosion Study		$8,200	Power Technology	Western Kentucky Energy
Trimble County Unit II Boiler Island Gril Design		$47,904	Power Technology	Louisville Gas & Electric Co.
Ghent PS Boiler 3 Creep Life Assessment of Reheater		$3,307	Power Technology	Kentucky Utilities Company
Boiler Tube Failure Performance Review Jan-Mar 2003	$ $	2,637 2,637	Power Technology Power Technology	Louisville Gas & Electric Co. Kentucky Utilities Company
EW Brown OLVMS 2004		$1,539	Power Technology	Kentucky Utilities Company
Powertube Licenses & Support Sep 2004—August 2005	$ $	14,625 14,625	Power Technology Power Technology	Louisville Gas & Electric Co. Kentucky Utilities Company
Wilson Online Vibration Monitoring Payment 3 of 3		$5,330	Power Technology	Western Kentucky Energy

EW Brown Meetings to Alstom Baden—blade life issues		$4,606	Power Technology	Kentucky Utilities Company
Increasing SO2 Removal Efficiency—Trimble County Unit 2		$11,413	E.ON Engineering GmbH	Louisville Gas & Electric Co.
Mill Creek/Ghent SCR Performance Tests		$404,858	E.ON Engineering GmbH	Louisville Gas & Electric Co.
Bio Solids Co-Firing Study		$9,750	E.ON Engineering GmbH	Louisville Gas & Electric Co.
NOX—Second Acceptance Testing		$85,139	E.ON Engineering GmbH	Louisville Gas & Electric Co.
Trimble County, Catalyst Testing		$16,000	E.ON Engineering GmbH	Louisville Gas & Electric Co.
Review: Renovation, Modernization, Upgrading		$39,910	E.ON Engineering GmbH	Louisville Gas & Electric Co.
Trimble County 2, Increasing SO2 Removal Efficiency		$10,000	E.ON Engineering—Ohio	Louisville Gas & Electric Co.
Trimble County 1, SO3 Testing		$28,860	E.ON Engineering—Ohio	Louisville Gas & Electric Co.
Mill Creek Unit 3, Catalyst Sample Testing		$16,000	E.ON Engineering—Ohio	Louisville Gas & Electric Co.
Wilson Catalyst Testing		$24,000	E.ON Engineering—Ohio	Western Kentucky Energy
Seminar—Membership HR and CLO Concours		$3,004	E.ON Academy	LG&E Energy Group
Seminar—Senior Management Program (IMD)		$3,042	E.ON Academy	LG&E Energy Group
Seminar—General Management EL		$4,809	E.ON Academy	LG&E Energy Group
Seminar—Essentials of Leadership		$2,050	E.ON Academy	LG&E Energy Group
Seminar—Strategic Decision Making		$530	E.ON Academy	LG&E Energy Group
Seminar—Decision Making for Leaders		$2,000	E.ON Academy	LG&E Energy Group
Seminar—E.ON Finance for Non-Finance Executives		$10,000	E.ON Academy	LG&E Energy Group
Seminar—Understanding Energy Markets		$993	E.ON Academy	LG&E Energy Group
TREMA License Fees, Implementation Costs, and Support		$347,830	E.ON AG	LG&E Capital Corp.
Risk Management Services (RMS) Maintenance Fees	$ $ $	2,062 1,031 1,031	E.ON AG E.ON AG E.ON AG	LG&E Capital Corp. LG&E Energy Marketing-Continuing LG&E Energy Marketing-Discontinued
Mercer Software	$ $ $ $ $ $	1,959 1,766 266 167 7,933 179	E.ON AG E.ON AG E.ON AG E.ON AG E.ON AG E.ON AG	Louisville Gas and Electric Company Kentucky Utilities Company LG&E Energy Marketing-Continuing LG&E Power Inc. LG&E Capital Corp. Western Kentucky Energy Corp.
E.ON Public Key Infrastructure Setup and Annual Fee 2004		$55,897	E.ON AG	LG&E Capital Corp.
CERA Retainer Services—Cost Transfer		$27,500	E.ON AG	LG&E Capital Corp.
Bank Fees		$101,443	E.ON NA	LG&E Capital Corp.
Excess Liability Insurance—paid for on behalf of LGE Energy	$ $ $ $ $	185,777 151,555 68,444 9,778 73,333	E.ON NA E.ON NA E.ON NA E.ON NA E.ON NA	Louisville Gas and Electric Company Kentucky Utilities Company LG&E Capital Corp. LG&E Power Inc. Western Kentucky Energy Corp.
Expatriate Salaries and Expenses—Engineering	$ $ $ $ $ $	162,873 297,808 451,210 778 94,068 97,454	E.ON UK plc E.ON UK plc E.ON UK plc E.ON UK plc E.ON UK plc E.ON UK plc	Louisville Gas and Electric Company Kentucky Utilities Company LG&E Capital Corp. LG&E Power Development Inc. (Tiger Creek) LG&E Power Inc. Western Kentucky Energy Corp.
Expatriate Salaries and Expenses—Human Resources		$48,714	E.ON UK plc	LG&E Capital Corp.
Expatriate Salaries and Expenses—Accounting/Finance		$43,586	E.ON UK plc	LG&E Capital Corp.
Expatriate Salaries and Expenses—Transition		$22,798	E.ON UK plc	LG&E Capital Corp.
Expatriate Salaries and Expenses—OPC		$16,379	E.ON UK plc	LG&E Capital Corp.
Expatriate Salaries and Expenses—Accounting/Finance	$ $ $ $	43,403 43,403 49,410 14,468	E.ON AG E.ON AG E.ON AG E.ON AG	Louisville Gas and Electric Company Kentucky Utilities Company LG&E Capital Corp. Western Kentucky Energy

Expatriate Salaries and Expenses—Trading Controls	$33,796	E.ON AG	LG&E Capital Corp.
Legal	$361	LG&E Energy Services Inc.	E.ON UK plc	1	0.03%
Expatriate Salaries and Expenses—Engineering Policy	$458	LG&E Energy Services Inc.	E.ON UK plc	1	0.03%
Expatriate Salaries and Expenses—Legal	$99,241	LG&E Energy Services Inc.	E.ON UK plc	1	0.03%
Investment/Shareholder Relations (Expenses Paid by LG&E Services for E.ON UK plc—Computershare)	$17,246	LG&E Energy Services Inc.	E.ON UK plc
Tax Refunds (Expatriate assignments) (Tax Refunds due to LG&E Services from E.ON UK plc)	$6,367	LG&E Energy Services Inc.	E.ON UK plc
Cash Management (TREMA project)	$10,013	LG&E Energy Services Inc.	E.ON AG	2	0.06%
Tax Refunds (Expatriate assignments) (Tax Refunds due to E.ON AG from LG&E Services)	$(12,450)	LG&E Energy Services Inc.	E.ON AG	0	0.00%
Human Resources (Expenses Paid by LG&E Services for E.ON AG)	$(641)	LG&E Energy Services Inc.	E.ON AG	1	0.03%
Miscellaneous—Expenses of E.ON Employee stationed in Louisville—Expenses Paid by LG&E Services for E.ON AG	$5,980	LG&E Energy Services Inc.	E.ON AG
Expatriate Salaries and Expenses—Sr. Buyer/International Best Practices	$52,232	LG&E Energy Services Inc.	E.ON AG	1	0.03%
Expatriate Salaries and Expenses—IT Auditor	$197,705	LG&E Energy Services Inc.	E.ON AG	1	0.03%
Expatriate Salaries and Expenses—Human Resources	$470,366	LG&E Energy Services Inc.	Sydkraft AB	1	0.03%
Total LG&E Energy Group Employees engaged in rendering services:				9	0.26%

QuickLinks

Schedule I—Comparative Balance Sheet
Schedule II—Service Company Property
Schedule III—Accumulated Provision for Depreciation and Amortization of Service Company Property
Schedule IV—Investments
Schedule V—Accounts Receivable from Associate Companies
Analysis of Convenience or Accommodation Payments
Convenience payments result primarily from the following items
Schedule VI—Fuel Stock Expenses Undistributed
Schedule VII—Stores Expense Undistributed
Schedule VIII—Miscellaneous Current and Accrued Assets
Schedule X—Research, Development or Demonstration Expenditures
Schedule XI—Proprietary Capital
Schedule XII—Long Term Debt
Schedule XIII—Current and Accrued Liabilities
Schedule XIV—Notes to Financial Statements
Schedule XV Statement of Income
Associate Companies—Account 457
Non-associate Companies—Account 458
Schedule XVI—Analysis of Charges for Service—Associate and Non-associate Companies
Schedule XVII—Schedule of Expense Distribution by Department or Service Function
Departmental Analysis of Salaries—Account 920
Outside Services Employed—Account 923
Employee Pensions and Benefits—Account 926
General Advertising Expenses—Account 930.1
Miscellaneous General Expenses—Account 930.2
Rents—Account 931
Taxes Other Than Income Taxes—Account 408
Donations—Account 426.1
Other Deductions—Account 426.5
Schedule XVIII—Notes to Statement of Income
Organization Chart
METHODS OF ALLOCATION
Annual Statement of Compensation for Use of Capital Billed
Signature Clause
Supplemental—Service Transactions among the E.ON System and LG&E Energy Group